Filed by: Acorn HoldCo, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

ADTRAN, Inc.

(Commission File No.: 000-24612)

ADVA Optical Networking SE

December 7, 2021

ADTRAN/ADVA Combination Reaches

Major Milestones

Momentum builds as ADVA boards recommend acceptance of the offer and approvals are received from antitrust regulatory authorities

HUNTSVILLE, Ala. — (BUSINESS WIRE) — ADTRAN, Inc., (NASDAQ: ADTN) today announced that the acceptance of the exchange offer regarding the proposed business combination between ADTRAN and ADVA Optical Networking SE (FSE: ADV) has been recommended by ADVA’s management and supervisory boards and that key antitrust approvals have been received.

On November 23, 2021, the management and supervisory boards of ADVA issued a joint reasoned statement recommending that ADVA shareholders accept the exchange offer for Acorn HoldCo shares. The members of both boards are of the opinion that the consideration offered is appropriate and fair and in the best interest of ADVA and its shareholders.

Furthermore, following approval of the publication of the offer document by the German Federal Financial Supervisory Authority (BaFin), the offer period in Germany started on November 12, 2021, and is expected to end on January 12, 2022.

In the United States, the registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (SEC) by Acorn HoldCo, Inc., which includes a proxy statement of ADTRAN and a prospectus of Acorn HoldCo, was declared effective on December 2, 2021. ADTRAN also announced that it has scheduled a special meeting of its shareholders to be held on January 6, 2022, at 10:30 a.m. (CST) to seek approval by ADTRAN’s shareholders of the proposed business combination, a key milestone. Further information on the special meeting of shareholders is available on the ADTRAN Investor Relations website at investors.adtran.com.

Major milestones have also been reached with regard to the required antitrust approvals. As of November 17, 2021, the relevant antitrust authorities have either cleared the business combination or confirmed they did not intend to conduct a public review. The parties continue to work diligently to obtain the required foreign direct investment approvals.

ADTRAN Chairman and Chief Executive Officer Tom Stanton stated, “Progress of our merger is on track with key antitrust clearances now received and the parties focusing on cooperative proceedings with the FDI authorities. Customer feedback has been overwhelmingly positive, and our expected completion timeline remains on track.”

About ADTRAN

At ADTRAN, we believe amazing things happen when people connect. From the cloud edge to the subscriber edge, we help communications service providers around the world manage and scale services that connect people, places, and things to advance human progress. Whether rural or urban, domestic or international, telco or cable, enterprise or residential—ADTRAN solutions optimize existing technology infrastructures and create new, multi-gigabit platforms that leverage cloud economics, data analytics, machine learning, and open ecosystems—the future of global networking. Find more at ADTRAN.com, LinkedIn and Twitter.

Important Information for Investors and Stockholders

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares in ADVA. The voluntary public takeover offer (Offer) itself, as well as its terms and conditions and further provisions concerning the Offer, are set forth in the offer document. Shareholders of ADVA are strongly advised to thoroughly read the offer document and all other relevant documents regarding the Offer.

Furthermore, this communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction between ADTRAN and ADVA, Acorn HoldCo has filed a Registration Statement on Form S-4 with the SEC, which includes (1) a proxy statement of ADTRAN that also constitutes a preliminary prospectus for Acorn HoldCo and (2) an offering prospectus of Acorn HoldCo to be used in connection with Acorn HoldCo’s offer to acquire ADVA shares held by U.S. holders. The registration statement was declared effective by the SEC on December 2, 2021 and Acorn commenced mailing the definitive proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Acorn and an indirect wholly-owned subsidiary of Acorn HoldCo. Acorn HoldCo has also filed the Offer Document with BaFin, which has been approved by BaFin and has been published. The consummation of any transaction will be subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS OF ADTRAN AND ADVA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE OFFER DOCUMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

The Offer will exclusively be subject to the laws of the Federal Republic of Germany and certain applicable provisions of securities laws of the United States of America. Any agreement that is entered into as a result of accepting the Offer will be exclusively governed by the laws of the Federal Republic of Germany and is to be interpreted in accordance with such laws.

Investors and security holders may obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC by ADTRAN and Acorn HoldCo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ADTRAN will be available free of charge at https://investors.adtran.com/ and under the heading “SEC Filings”. Furthermore, the German language version of the offer document has been published by way of announcement on the internet at https://acorn-offer.com/ and by keeping available copies free of charge at the settlement agent. You are also able to obtain a copy of the non-binding English translation of the offer document, which has not been reviewed by BaFin, on the internet at https://acorn-offer.com/.

Participants in the solicitation

ADTRAN and certain of its directors and executive officers and employees may be considered participants in the solicitation of proxies from the shareholders of ADTRAN in respect of the business combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of ADTRAN in connection with the proposed business combination, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement/prospectus filed with the SEC. Information regarding the Company’s directors and executive officers is contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 filed with the SEC.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond ADTRAN and ADVA’s control. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the ADTRAN and ADVA businesses; the possibility that ADTRAN stockholders may not approve the business combination agreement or that the requisite number of ADVA shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of ADTRAN’s common stock or ADVA’s common shares or the ability of ADTRAN and ADVA to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that Acorn HoldCo may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; the risk of fluctuations in revenue due to lengthy sales and approval process required by major and other service providers for new products; the risk posed by potential breaches of information systems and cyber-attacks; the risks that ADTRAN, ADVA or the post-combination company may not be able to effectively compete, including through product improvements and development; and such other factors as are set forth in ADVA’s annual and interim financial reports made publicly available and ADTRAN’s and Acorn HoldCo’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in ADTRAN’s Form 10-K for the fiscal year ended December 31, 2020 and ADTRAN’s Form 10-Q for the quarterly period ended September 30, 2021, which are available via the SEC’s website at www.sec.gov.

The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the proxy statement/prospectus and the offering prospectus that are included in the Registration Statement on Form S-4 that has been filed by Acorn HoldCo with the SEC and in the Offer Document that has been filed by Acorn HoldCo with BaFin and that has been published in connection with the contemplated business combination, as well as in any prospectuses or supplements. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than ADTRAN, ADVA or Acorn HoldCo has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to ADTRAN, ADVA and Acorn HoldCo on the date hereof, and each of ADTRAN, ADVA and Acorn HoldCo disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

ADTRAN: Rhonda Lambert, investor@adtran.com